JOYTOTO USA, INC.
3000 Scott Boulevard, #206
Santa Clara, CA 95054

September 24, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Room 4561
Washington, DC 20549

Attention:  Matthew Crispino
David Orlic, Special Counsel

Re:      Joytoto USA, Inc.
Preliminary Information Statement on Schedule 14C
File No. 000-49933

Ladies and Gentlemen:

Please accept this letter as Joytoto USA, Inc.’s (the “Company”) response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter dated September 23, 2008.

Comment:
1.
Please disclose, in tabular format, the number of shares of the company’s common stock currently authorized, currently issued and outstanding, and currently authorized but unissued, and the number of shares in those same categories after completion of the reverse stock split.

Response:

The Company will be filing an amendment to its Preliminary Information Statement on Schedule 14C concurrently with the submission of this response to include the above described table.

Comment:
2.
Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

Response:
The Company has no present plans, proposals or arrangements to issue any of the newly available authorized shares of common stock, as will be stated in its amendment to the its Preliminary Information Statement on Schedule 14C.

Comment:
3.
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

Response:
The Company will amend its Preliminary Information Statement on Schedule 14C to discuss the possible anti-takeover effects of the effective increase in the Company’s authorized shares.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;
•	Any changes to disclosure in response to the Commission’s comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please feel free to contact me at any time.

Sincerely, /s/ Seong Yong Cho Seong Yong Cho Chief Executive Officer

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